Exhibit 99.1

JinkoSolar Announces Second Quarter 2021 Financial Results

SHANGRAO, China, September 15, 2021-- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Business Highlights

~~●~~	As the price of polysilicon rose rapidly in the second quarter, and there was a certain time gap in the transmission of price increases from upstream to downstream in the industry chain, we quickly increased the external sales of silicon wafers, and proactively lowered the production volume of solar modules.
●	Over 7GW of new cell capacity was put into production in the second quarter to support the rapidly growing demand for large-size products.
●	We signed strategic logistic cooperation agreement with Maersk and China COSCO Shipping Corporation to support steady growth in global sales.
●	We are optimistic about the global demand in the second half of 2021 and in 2022, and will accelerate our market expansion in China.

Second Quarter 2021 Operational and Financial Highlights

●	Quarterly shipments were 5,203 MW (3,976MW for solar modules, 1,227 MW for cells and wafers), total shipments down 2.8% sequentially, and up 16.4% year over year.
●	Total revenues were RMB7.93 billion (US$1.23 billion), down 0.2% sequentially and down 6.2% year over year.
●	Gross profit was RMB1.36 billion (US$210.5 million), up 0.1% sequentially and down 10.2% year over year.
●	Gross margin was 17.1%, compared with 17.1% in Q1 2021 and 17.9% in Q2 2020.
●	Net income was RMB66.2 million (US$10.3 million), down 79.2% year over year. Mainly because of the impacts of convertible senior notes.
●	Non-GAAP net income was RMB274.7 million (US$42.5million), up 457.4% sequentially and down 27.0% year over year.
●	Basic and diluted earnings per share were RMB0.35 (US$0.05) and RMB0.35 (US$0.05), respectively. Basic and diluted earnings per ADS were RMB1.39 (US$0.22) and RMB1.38 (US$0.21), respectively.
●	Non-GAAP basic and diluted earnings per share were RMB1.44 (US$0.22) and RMB1.44 (US$0.22), respectively. Non-GAAP basic and diluted earnings per ADS were RMB5.76 (US$0.89) and RMB5.75 (US$0.89), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman of the Board of Directors and Chief Executive Officer, commented, “We are very pleased to have delivered revenue of US$1.23 billion, and gross margin of 17.1%, as well as a significant increase in Non-GAAP net profit quarter-over-quarter, despite very challenging market conditions. As prices along the supply chain remain high, but relatively stable, we see overall acceptance of price increases continuing well into the second half of the year. Demand for modules is gradually resuming, and our module production volume increased remarkably month-over-month in the third quarter.

We are taking initiatives to strengthen our business for the long-term and increase the reliability of our services to the U.S market  . So far, we have formed a few strategic co-operations such as a joint investment with Tongwei Co., Ltd. in a high-purity crystalline silicon project with annual capacity of 45,000 metric tons, an investment in Inner Mongolia Xinte Silicon Materials Co., Ltd., and we have signed a strategic five-year polysilicon supply agreement with Wacker Chemie AG. Wacker will supply polysilicon to JinkoSolar from its production sites in Germany and the United States. Meanwhile, our overseas wafer manufacturing facility started construction in August and will serve our production facilities in Malaysia and the United States when production ramps up. We further improved our traceability system for procurement and production.

Over 7GW of newly-added capacity of large-size cells was put into production   during the second quarter to support the rapid growth in demand for large-size products. We are also expanding our investment plan for N-type cell capacity based on our technical advantages and two years of mass production experience.

We expect the proportion of our large-size product shipments to increase rapidly to approximately 50% of total shipments in the second half of this year. In addition, the uptake of the distributed generation businesses achieved rapid development with more flexible business models and lower sensitivity to prices. In response to this trend, we have also raised the proportion of shipments in relation to distributed generation projects   for the full year to around 40%, compared with 20%-25% last year, in order to meet the needs of customers facing different distributed application scenarios.

We expect the second half of 2021 through 2022 to be a big moment for solar installations, and we believe we will grow even faster than the industry average and further increase our market shares.”

Second Quarter 2021 Financial Results

Total Revenues

Total revenues in the second quarter of 2021 were RMB7.93 billion (US$1.23 billion), a decrease of 0.2% from RMB7.94 billion in the first quarter of 2021 and a decrease of 6.2% from RMB8.45 billion in the second quarter of 2020.  The sequential and year-over-year decreases were mainly attributable to a decrease in the shipment of solar modules.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2021 was RMB1.36 billion (US$210.5 million), compared with RMB1.36 billion in the first quarter of 2021 and RMB1.51 billion in the second quarter of 2020.

Gross margin was 17.1% in the second quarter of 2021, compared with 17.1% in the first quarter of 2021 and 17.9% in the second quarter of 2020. The year-over-year decrease was mainly attributable to a decline in the average selling price of solar modules in response to the intensified market competition globally, partially offset by the Company’s continued reduction of integrated production costs enabled by its industry-leading integrated cost structure.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2021 was RMB356.4 million (US$55.2 million), compared with RMB149.1 million in the first quarter of 2021 and RMB434.7 million in the second quarter of 2020.

Operating margin was 4.5% in the second quarter of 2021, compared with 1.9% in the first quarter of 2021 and 5.1% in the second quarter of 2020.

Total operating expenses in the second quarter of 2021 were RMB1.00 billion (US$155.3 million), a decrease of 17.1% from RMB1.21 billion in the first quarter of 2021 and a decrease of 7.0% from RMB1.08 billion in the second quarter of 2020. The sequential decrease was mainly attributable to (i) a decrease in shipping costs as a result of a decrease in the shipment of solar modules and (ii) a decrease in disposal and impairment loss on property, plant and equipment. The year-over-year decrease was mainly attributable to a decrease in shipping costs in relation to the decrease in the shipment of solar modules in the second quarter of 2021.

Total operating expenses accounted for 12.6% of total revenues in the second quarter of 2021, compared to 15.2% (or 13.7% excluding impairment loss) in the first quarter of 2021 and 12.8% in the second quarter of 2020.

Interest Expense, Net

Net interest expense in the second quarter of 2021 was RMB157.5 million (US$24.4 million), an increase of 0.6% from RMB156.5 million in the first quarter of 2021 and an increase of 48.3% from RMB106.2 million in the second quarter of 2020. The year-over-year increase was mainly due to an increase in interest expense, as the Company’s interest-bearing debts increased.

Subsidy Income

Subsidy income in the second quarter of 2021 was RMB162.2 million (US$25.1 million), compared with RMB130.3 million in the first quarter of 2021 and RMB14.4 million in the second quarter of 2020.

Exchange Loss/(Gain) and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB4.4 million (US$0.7 million) in the second quarter of 2021, compared to a net exchange loss of RMB26.6 million in the first quarter of 2021 and a net exchange gain of RMB69.7 million in the second quarter of 2020. The net exchange loss was mainly due to the exchange rate fluctuation of the US dollars against the RMB in the second quarter of 2021.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the “Notes”) in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model. The Company recognized a loss from a change in fair value of the Notes of RMB335.7 million (US$52.0 million) in the second quarter of 2021, compared to a gain of RMB414.9 million in the first quarter of 2021 and a loss of RMB89.1 million in the second quarter of 2020. The change was primarily due to an increase in the Company’s stock price in the second quarter of 2021.

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded a gain from a change in fair value of the call option of RMB137.9 million (US$21.4 million) in the second quarter of 2021, compared to a loss of RMB235.8 million in the first quarter of 2021 and a gain of RMB38.0 million in the second quarter of 2020. The change was primarily due to an increase in the Company’s stock price in the second quarter of 2021. Subsequently in July 2021, the Company exercised all the remaining call option using cash settlement.

Equity in Earnings/(loss)of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company also holds a 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as an OEM manufacturer, and accounts for its investments using the equity method. The Company recorded equity in loss of affiliated companies of RMB0.3 million (US$42.0 thousand) in the second quarter of 2021, compared with a gain of RMB43.4 million in the first quarter of 2021 and a gain of RMB4.2 million in the second quarter of 2020. The loss primarily arose from interest rate swap recorded by the equity affiliate due to a decrease in long-term interest rates in the second quarter of 2021 partially offset by revenue generated from operations. Hedge accounting was not applied for the derivative.

Income Tax Benefit/(Expenses)

The Company recorded an income tax benefit of RMB6.9 million (US$1.1 million) in the second quarter of 2021, compared with an income tax expense of RMB52.2 million in the first quarter of 2021 and an income tax expense of RMB22.8 million in the second quarter of 2020. The sequential change was mainly due to additional 2020 income tax deduction for R&D costs approved by the local tax bureau in the second quarter of 2021. The year-over-year change was mainly due to lower profit generated compared to the second quarter of 2020.

Net Income and Earnings/(loss) per Share

Net income attributable to the Company’s ordinary shareholders was RMB66.2 million (US$10.3 million) in the second quarter of 2021, compared with net income attributable to the Company’s ordinary shareholders of RMB221.1 million in the first quarter of 2021 and RMB318.0 million in the second quarter of 2020.

Basic and diluted earnings/(loss) per ordinary share were RMB0.35 (US$0.05) and RMB0.35 (US$0.05), respectively, during the second quarter of 2021, compared to RMB1.16 and RMB(0.90), respectively, in the first quarter of 2021, and RMB1.79 and RMB1.64, respectively, in the second quarter of 2020. As each ADS represents four ordinary shares, this translates into basic and diluted earnings/(loss) per ADS of RMB1.39 (US$0.22) and RMB1.38 (US$0.21), respectively in the second quarter of 2021; RMB4.64 and RMB(3.61), respectively, in the first quarter of 2021; and RMB7.16 and RMB6.55, respectively, in the second quarter of 2020. The difference between basic earning and diluted loss per share in the second quarter of 2021 was mainly due to the dilutive impact of share-based compensation.

Non-GAAP net income attributable to the Company's ordinary shareholders in the second quarter of 2021 was RMB274.7 million (US$42.5 million), compared with RMB49.3 million in the first quarter of 2021 and RMB376.1 million in the second quarter of 2020.

Non-GAAP basic and diluted earnings per ordinary share were RMB1.44 (US$0.22) and RMB1.44 (US$0.22), respectively, during the second quarter of 2021; RMB0.26 and RMB0.24, respectively, in the first quarter of 2021, and both RMB2.12 in the second quarter of 2020. This translates into non-GAAP basic and diluted earnings per ADS of RMB5.76 (US$0.89) and RMB5.75 (US$0.89), respectively, in the second quarter of 2021; RMB1.04 and RMB0.96, respectively, in the first quarter of 2021, and both RMB8.46 in the second quarter of 2020.

Because of the dilutive impact of call option arrangement during the second quarter of 2020, potential shares underlying the call option arrangement were removed from weighted average number of ordinary shares outstanding since their issuance date, and changes in income of the assumed exercise of call option, including the change in fair value of the call option, foreign exchange gain/(loss) on the call option, and the issuance costs of the call option were also recorded as the adjustment to the Company’s consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders. Under that situation, the Company implemented the same denominator for both non-GAAP basic and dilutive earnings per ordinary share in the second quarter of 2020.

Financial Position

As of June 30, 2021, the Company had RMB6.52 billion (US$1.01 billion) in cash and cash equivalents and restricted cash, compared with RMB7.04 billion as of March 31, 2021.

As of June 30, 2021, the Company’s accounts receivables due from third parties were RMB3.91 billion (US$606.1 million), compared with RMB4.59 billion as of March 31, 2021.

As of June 30, 2021, the Company’s inventories were RMB9.88 billion (US$1.53 billion), compared with RMB9.10 billion as of March 31, 2021.

As of June 30, 2021, the Company's total interest-bearing debts were RMB20.15 billion (US$3.12 billion), of which RMB436.5 million (US$67.6 million) was related to the Company’s overseas downstream solar projects, compared with RMB17.48 billion, of which RMB458.5 million was related to the Company’s overseas downstream solar projects as of March 31, 2021.

Second Quarter 2021 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments in the second quarter of 2021 were 5,203 MW, including 3,976 MW for solar module shipments and 1,227 MW for cell and wafer shipments.

Solar Products Production Capacity

As of June 30, 2021, the Company's in-house annual mono wafer, solar cell and solar module production capacity was 27 GW, 12 GW (940 MW for N type cells) and 31 GW, respectively.

Operations and Business Outlook

Shipments of the Company's large-size products are expected to account for 50% of its total solar module shipments in the second half of 2021, and its annual shipment from sales to distributed generation projects   is expected to account for approximately 40% of total shipments. Shipments in the Chinese market are expected to gradually increase in the second half of 2021 and in 2022. We continue to strengthen our global supply chain management to strengthen our business for the long-term and increase the reliability of our services to the U.S market  . Our 7GW silicon wafer production facility in Vietnam will start construction soon, and will supply silicon wafers to our cell and module facilities in the United States and Malaysia starting 2022.

With the high and relatively stable production material prices   in the second half of the year and the overall increase in customer acceptance of prices, our module production volume are starting to increase in the third quarter.

Third Quarter and Full Year 2021 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the third quarter of 2021, the Company expects total shipments to be in the range of 5 GW to 5.5 GW (solar module shipments to be in the range of 4.5 GW to 5 GW). Total revenue for the third quarter is expected to be in the range of US$1.24 billion to US$1.37 billion. Gross margin for the third quarter is expected to be between 12% and 15%.

For full year 2021, the Company estimates total shipments (including solar modules, cells and wafers) to be in the range of 25 GW to 30 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 32.5 GW, 24 GW (including 940 MW N-type cells) and 45 GW, respectively, by the end of 2021, from previous guidance of 30 GW, 24 GW and 33 GW, respectively.

Recent Business Developments

●	In May 2021, the maximum solar conversion efficiency of JinkoSolar’s large-area N-type monocrystalline silicon solar cells reached 25.25%, setting a new world record for large-size contact-passivated solar cells.
●	In June 2021, JinkoSolar’s flagship Tiger Pro dual glass module received the world's first IEC TS 62804-1-1:2020 certificate issued by DEKRA, one of the world's largest independent inspection companies.
●	In June 2021, JinkoSolar was ranked Top Performer in PV Evolution Labs' (PVEL) 2021 PV Module Reliability Scorecard for the seventh consecutive time.
●	In June 2021, JinkoSolar was recognized as an "Overall High Achiever" in Renewable Energy Testing Center's ("RETC") 2021 PV Module Index Report for the second consecutive year.
●	In June 2021, JinkoSolar’s holding subsidiary, Shangrao JinkoSolar Industry Development Co., Ltd. planned to invest RMB315 million of monetary capital to increase capital and shares in Inner Mongolia Xinte Silicon Materials Co., Ltd., a wholly-owned subsidiary of Xinte Energy Co., Ltd. (HKEX: 1799).
●	In June 2021, the application documents regarding a potential initial public offering and listing of the shares of Jinko Solar Co., Ltd. ("Jiangxi Jinko"), a principal operating subsidiary of JinkoSolar, was submitted to and received by the Shanghai Stock Exchange.

●	In July 2021, the maximum solar conversion efficiency of JinkoSolar’s advanced high-efficiency solar module reached 23.53% and outperformed the previous record of 23.01%, also set by JinkoSolar, in January 2021, after recently setting a test record of 25.25% for large-area N-type monocrystalline silicon solar cells.
●	In July 2021, JinkoSolar was selected as an "Eco-Leader" by Green Builder® Media for the third time.
●	In July 2021, the United States Court of Appeals for the Federal Circuit issued a Rule 36 summary affirmance agreeing with the International Trade Commission's conclusion that JinkoSolar's products do not infringe a patent asserted by Hanwha Q CELLS.
●	In August 2021, JinkoSolar obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and concurrently passed the Italian EPD certification.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday, September 15, 2021 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	44003482#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, September 22, 2021. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319341396#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 27 GW for mono wafers, 12 GW for solar cells, and 31 GW for solar modules, as of June 30, 2021.

JinkoSolar has 9 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of June 30, 2021.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and call option:

●	Non-GAAP net income is adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange (gain)/loss on the convertible senior notes and call option, and stock-based compensation (benefit)/expense; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
●	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to issuance cost of convertible senior notes, change in fair value of convertible senior notes and call option, interest expenses of convertible senior notes and call option, exchange gain on the convertible senior notes and call option, and stock-based compensation. As the Non-GAAP net income is adjusted to exclude the change in fair value of call option, the dilutive impact of call option, if any, is also excluded from the denominator for the calculation of Non-GAAP earnings per share and non-GAAP earnings per ADS.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2021, which was RMB6.4566 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		Jun 30, 2020	Jun 30, 2021
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues from third parties	8,448,719	7,940,050	7,925,417	1,227,491	16,879,932	15,865,467	2,457,248

Revenues from related parties	1,943	544	2,799	434	54,653	3,343	518

Total revenues	8,450,662	7,940,594	7,928,216	1,227,925	16,934,585	15,868,810	2,457,766

Cost of revenues	(6,937,720)	(6,582,222)	(6,569,088)	(1,017,422)	(13,764,765)	(13,151,310)	(2,036,878)

Gross profit	1,512,942	1,358,372	1,359,128	210,503	3,169,820	2,717,500	420,888

Operating expenses:
Selling and marketing	(709,189)	(614,856)	(509,440)	(78,902)	(1,323,010)	(1,124,296)	(174,132)
General and administrative	(294,452)	(363,872)	(378,503)	(58,623)	(533,046)	(742,375)	(114,979)
Research and development	(74,643)	(107,144)	(114,806)	(17,781)	(146,427)	(221,950)	(34,376)
Impairment of long-lived assets	-	(123,405)	-	-	-	(123,405)	(19,113)
Total operating expenses	(1,078,284)	(1,209,277)	(1,002,749)	(155,306)	(2,002,483)	(2,212,026)	(342,600)

Income from operations	434,658	149,095	356,379	55,197	1,167,337	505,474	78,288
Interest expenses, net	(106,239)	(156,535)	(157,523)	(24,397)	(214,852)	(314,058)	(48,641)
Subsidy income	14,379	130,315	162,216	25,124	19,440	292,531	45,306
Exchange (loss)/gain	51,616	(71,543)	(110,256)	(17,076)	62,567	(181,799)	(28,156)
Change in fair value of interest rate swap	-	-	-	-	(78,878)	-	-
Change in fair value of foreign exchange derivatives	18,133	44,904	105,812	16,388	(99,654)	150,716	23,343
Change in fair value of convertible senior notes and call option	(51,165)	179,104	(197,733)	(30,625)	14,825	(18,629)	(2,885)
Other income/(expense), net	2,127	3,239	1,366	211	(60)	4,605	713
Income before income taxes	363,509	278,579	160,261	24,822	870,725	438,840	67,968
Income tax (expenses)/benefit	(22,754)	(52,210)	6,900	1,069	(132,274)	(45,310)	(7,018)
Equity in earnings/(loss) of affiliated companies	4,211	43,448	(268)	(42)	(97,316)	43,180	6,688
Net income	344,966	269,817	166,893	25,849	641,135	436,710	67,638
Less: Net income attributable to non-controlling interests	26,923	48,725	100,657	15,590	40,651	149,382	23,136
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	318,043	221,092	66,236	10,259	600,484	287,328	44,502

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.79	1.16	0.35	0.05	3.37	1.51	0.23
Diluted	1.64	(0.90)	0.35	0.05	2.77	1.09	0.17

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	7.16	4.64	1.39	0.22	13.48	6.03	0.93
Diluted	6.55	(3.61)	1.38	0.21	11.08	4.36	0.67

Weighted average ordinary shares outstanding:
Basic	177,718,162	190,427,792	190,716,434	190,716,434	178,231,033	190,573,717	190,573,717
Diluted	170,989,776	205,142,801	191,192,954	191,192,954	197,139,692	205,653,994	205,653,994

Weighted average ADS outstanding:
Basic	44,429,541	47,606,948	47,679,108	47,679,108	44,557,758	47,643,429	47,643,429
Diluted	42,747,444	51,285,700	47,798,239	47,798,239	49,284,923	51,413,499	51,413,499

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	344,966	269,817	166,893	25,849	641,135	436,710	67,638
Other comprehensive income/(loss):
-Foreign currency translation adjustments	30,442	89,001	(64,338)	(9,965)	75,482	24,663	3,820
-Change in the instrument-specific credit risk	(52,681)	22,638	22,772	3,527	(13,479)	45,410	7,033
Comprehensive income	322,727	381,456	125,327	19,411	703,138	506,783	78,491
Less: Comprehensive income attributable to non-controlling interests	26,923	48,725	100,657	15,590	40,651	149,382	23,136
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	295,804	332,731	24,670	3,821	662,487	357,401	55,355

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	318,043	221,092	66,236	10,259	600,484	287,328	44,502

Change in fair value of convertible senior notes and call option	51,165	(179,104)	197,733	30,625	(14,825)	18,629	2,885

Net interest expenses of convertible senior notes and call option	6,734	5,423	5,714	885	12,862	11,137	1,725

Exchange loss/(gain) on convertible senior notes and call option	(291)	1,785	4,906	760	4,373	6,691	1,036

Stock-based compensation expense	423	84	84	13	672	168	26

Non-GAAP net income attributable to ordinary shareholders	376,074	49,280	274,673	42,542	603,566	323,953	50,174

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	2.12	0.26	1.44	0.22	3.39	1.70	0.26
Diluted	2.12	0.24	1.44	0.22	3.06	1.58	0.24

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	8.46	1.04	5.76	0.89	13.54	6.80	1.05
Diluted	8.46	0.96	5.75	0.89	12.25	6.30	0.98

Non-GAAP weighted average ordinary shares outstanding
Basic	177,718,162	190,427,792	190,716,434	190,716,434	178,231,033	190,573,717	190,573,717
Diluted	177,718,162	205,142,801	191,192,954	191,192,954	197,139,692	205,653,994	205,653,994

Non-GAAP weighted average ADS outstanding
Basic	44,429,541	47,606,948	47,679,108	47,679,108	44,557,758	47,643,429	47,643,429
Diluted	44,429,541	51,285,700	47,798,239	47,798,239	49,284,923	51,413,499	51,413,499

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2020	June 30, 2021
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	7,481,678	5,704,725	883,549
Restricted cash	593,094	816,449	126,452
Restricted short-term investments	6,400,637	6,648,041	1,029,650
Short-term investments	570,000	873,007	135,212
Accounts receivable, net - related parties	410,358	1,684	261
Accounts receivable, net - third parties	4,534,758	3,913,262	606,087
Notes receivable, net - related parties	33,001	42,399	6,567
Notes receivable, net - third parties	1,051,561	1,261,661	195,406
Advances to suppliers, net - third parties	1,002,613	1,926,269	298,341
Inventories, net	8,376,936	9,880,635	1,530,315
Forward contract receivables	183,146	55,131	8,539
Call Option - concurrent with issuance of convertible senior notes	-	554,151	85,827
Prepayments and other current assets, net - related parties	23,756	20,373	3,155
Prepayments and other current assets, net	3,020,592	2,808,184	434,932
Total current assets	33,682,130	34,505,971	5,344,293

Non-current assets:
Restricted cash	1,389,194	1,551,100	240,235
Accounts receivable, net - third parties	26,405	26,749	4,143
Project Assets	645,355	511,080	79,156
Long-term investments	194,258	217,678	33,714
Property, plant and equipment, net	12,455,444	15,941,047	2,468,954
Land use rights, net	760,962	776,760	120,305
Intangible assets, net	35,838	36,717	5,687
Financing lease right-of-use assets, net	829,122	745,504	115,464
Operating lease right-of-use assets, net	316,512	457,026	70,784
Deferred tax assets	255,107	255,107	39,511
Call Option - concurrent with issuance of convertible senior notes	756,929	-	-
Other assets, net - related parties	107,319	16,013	2,480
Other assets, net - third parties	1,777,799	2,317,235	358,894
Total non-current assets	19,550,244	22,852,016	3,539,327

Total assets	53,232,374	57,357,987	8,883,620

LIABILITIES
Current liabilities:
Accounts payable - related parties	14,114	14,410	2,232
Accounts payable - third parties	4,436,495	4,091,329	633,666
Notes payable - third parties	9,334,876	9,344,402	1,447,264
Accrued payroll and welfare expenses	995,054	955,342	147,964
Advances from third parties	2,451,495	3,670,770	568,530
Income tax payable	73,720	97,811	15,149
Other payables and accruals	3,408,391	3,721,074	576,320
Other payables due to related parties	71,515	1,216	188
Forward contract payables	17,895	6,395	990
Convertible senior notes - current	1,831,612	-	-
Financing lease liabilities - current	272,330	192,372	29,794
Operating lease liabilities - current	48,244	60,355	9,348
Short-term borrowings from third parties, including current portion of long-term bank borrowings	8,238,531	9,690,428	1,500,856
Guarantee liabilities to related parties	22,519	7,694	1,192
Total current liabilities	31,216,791	31,853,598	4,933,493

Non-current liabilities:
Long-term borrowings	7,301,536	8,198,059	1,269,718
Convertible senior notes	-	1,358,363	210,384
Accrued warranty costs - non current	769,332	768,099	118,963
Financing lease liabilities	313,088	237,594	36,799
Operating lease liabilities	277,239	411,294	63,701
Deferred tax liability	328,713	328,713	50,911
Long-term Payables	97	338,153	52,373
Guarantee liabilities to related parties - non current	34,812	11,118	1,722
Total non-current liabilities	9,024,817	11,651,393	1,804,571

Total liabilities	40,241,608	43,504,991	6,738,064

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 190,380,309 and 193,694,353 shares issued as of December 31, 2020 and June 30, 2021, respectively)	26	26	4
Additional paid-in capital	5,251,245	5,606,692	868,366
Statutory reserves	692,009	692,009	107,179
Accumulated other comprehensive income	(128,615)	(58,542)	(9,067)
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2020 and June 30, 2021	(43,170)	(43,170)	(6,686)
Accumulated retained earnings	4,216,353	4,503,681	697,531

Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,987,848	10,700,696	1,657,327

Non-controlling interests	3,002,918	3,152,300	488,229

Total liabilities and shareholders' equity	53,232,374	57,357,987	8,883,620